SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*



                          JAMES RIVER CORP. OF VIRGINIA
                   ------------------------------------------
                                (Name of Issuer)

                           Convertible Preferred Stock
                   ------------------------------------------
                         (Title of Class of Securities)

                                    470349887
                         ------------------------------
                                 (CUSIP Number)



----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 5 Pages

CUSIP No. 470349887                    13G                     Page 2 of 5 Pages


1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     College Retirement Equities Fund
     I.R.S. #13-6022-042


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) (  )
                                                                        (b) (  )

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

         5.  SOLE VOTING POWER                2,600,000

         6.  SHARED VOTING POWER              None

         7.  SOLE DISPOSITIVE POWER           2,600,000

         8.  SHARED DISPOSITIVE POWER         None


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                2,600,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*                                            (  )


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                15.60%

12.  TYPE OF REPORTING PERSON*

                                IV


                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


Item 1(a).      NAME OF ISSUER:

                James River Corp. of Virginia

Item 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                120 Tredegar Street
                Richmond, VA  23219

Item 2(a).      NAME OF PERSON FILING:

                College Retirement Equities Fund

Item 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                730 Third Avenue
                New York, N.Y.  10017

Item 2(c).      CITIZENSHIP:

                Incorporated in the State of New York

Item 2(d).      TITLE OF CLASS OF SECURITIES:

                Convertible Preferred Stock

Item 2(e).      CUSIP NUMBER:  470349887


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS:

(a)  ( )   Broker or dealer registered under Section 15 of the Act,
(b)  ( )   Bank as defined in Section 3(a)(6) of the Act,
(c)  ( )   Insurance Company as defined in Section 3(a)(19) of the Act,
(d)  (x)   Investment  Company  registered  under  Section  8 of the  Investment
           Company Act,
(e)  ( )   Investment  Adviser  registered  under Section 203 of the  Investment
           Advisers Act of 1940,
(f)  ( )   Employee  Benefit  Plan,   Pension  Fund  which  is  subject  to  the
           provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),
(g)  ( )   Parent Holding Company, in accordance with Rule 13d- 1(b)(ii)(G); see
           Item 7,
(h)  ( )   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                                               Page 4 of 5 Pages


Item 4.           OWNERSHIP.

(a)   Amount Beneficially Owned:  2,600,000

(b)   Percent of Class:  15.60%

(c)   Number of shares as to which such person has

(i)   sole power to vote or direct the vote:  2,600,000

(ii)  shared power to vote or to direct the vote:  None

(iii) sole power to dispose or to direct the disposition of:  2,600,000

(iv)  shared power to dispose or to direct the disposition: None


Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).


Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.


           Not Applicable


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not Applicable

                                                               Page 5 of 5 Pages


Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not Applicable

Item 9.    NOTICE OF DISSOLUTION OF GROUP: Not Applicable


Item 10.   CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 1, 1997

                                             COLLEGE RETIREMENT EQUITIES FUND



                                             By: /s/ Diane Axelrod
                                                 -------------------------------
                                                 Diane Axelrod,
                                                 Vice President